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                                                                      EXHIBIT 1


                                                      2003 FIRST QUARTER REPORT
                                              THREE MONTHS ENDED MARCH 31, 2003





                                  [PICTURE]





     [LOGO]
CANADIAN SUPERIOR
   ENERGY INC.
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In the first three months of 2003, Canadian Superior achieved a number of significant accomplishments. Clear goals set during 2002 in relation to 2003 production targets, development activities and exploration were addressed vigorously. Highlights of first quarter activities include:

o Exit production in the first quarter of 2003 reached a new record level of approximately 3,000 boe/d, a 493% increase over average Q1 2002 production of 506 boe/d.

o Completion of the $65 million Drumheller area asset acquisition. This is a significant production acquisition with low risk, low cost development potential in an area accessible on a year-round basis.

o In Western Canada significant progress was made in advancing development and high impact exploration programs.

o $35 million in equity was raised in challenging markets to maintain balance sheet strength and to adequately support ongoing exploration and development activities. Our equity issues attracted a number of new shareholders to our shareholder base. We wish to welcome these new shareholders and thank them for their support and the confidence they have placed in us.

o Preparations continued for activities on our Nova Scotia Offshore licenses. Our next exploration well is to be drilled this year in shallow waters on our "Mariner Project".

o Entered into a formal agreement for El Paso Corporation ("El Paso") to farm-in and participate in the drilling of our first "Mariner Project" exploration well. This arrangement with El Paso allows Canadian Superior to retain, without any capital contribution requirement, an attractive carried working interest of 25% with the option to participate for up to a 50% working interest.

o Seismic and drilling licenses were obtained in the East Ladyfern area. Approximately 50 kilometres of new road infrastructure, including bridges, was constructed and two wells were drilled and completed despite the very tight timeframe caused by late onset of winter conditions in this winter access only area.

o The first two East Ladyfern wells resulted in two Slave Point natural gas discoveries. We are confident that these natural gas discovery wells will result in a new large gas field being established on our extensive landholdings.

o To compliment the lands acquired in the Drumheller area asset acquisition, our land department successfully acquired 9,600 net acres of new lands in the Drumheller area.

Achievements of the first quarter of 2003 have resulted in new opportunities to build value into the future. During the coming quarter, and for the balance of the fiscal year, the goal for the Corporation is to methodically build production to achieve a year-end exit target of 5,000 boe/d before taking into account production resulting from our high impact exploration activities. In addition, Management, Staff and Directors remain fully committed to moving forward with our high impact exploration projects in Western Canada and Offshore Nova Scotia.

OPERATIONS SUMMARY

In Western Canada while winter access programs were weather delayed, we concentrated our resources on the completion of a significant acquisition: the Drumheller area asset acquisition. This acquisition positioned us to achieve record production of approximately 3,000 boe/d by the end of the first quarter. In Eastern Canada, the significant value of our Offshore Nova Scotia Projects and our expertise as an operator in Offshore Nova Scotia was again recognized by El Paso through an expanded commitment by El Paso to farm-in and participate in a second East Coast exploration well. This next well is to be drilled on our "Mariner Project" lands.


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WESTERN CANADA

(ALBERTA, BRITISH COLUMBIA AND SASKATCHEWAN)

Two key events occurred in the first quarter of 2003; the Drumheller area asset acquisition and commencement of drilling activities in the East Ladyfern area.

DRUMHELLER AREA ASSET ACQUISITION

On January 13, 2003, we announced a major Alberta asset acquisition, in the Drumheller area, from El Paso for approximately $65.0 million ($53.5 million net of purchase price adjustments using an effective date of October 1,
2002). This acquisition has established a significant new core operating base for the Corporation which is accessible on a year-round basis. The acquisition was closed on March 20, 2003 and added approximately 2,600 boe/d of company operated sweet gas (75%) and light crude oil production (25%), approximately 4.2 million boe of proved reserves, approximately 5.5 million boe of established reserves, high working interests in 170,000 gross acres of land (106,693 net acres), extensive seismic data, and key infrastructure consisting of interests in three gas plants, three oil batteries, 20 production facilities and 130 kilometres of company operated pipelines.

The addition of significant incremental oil and gas production capacity was achieved for a relatively low cost of $20,576/boe/d (6:1) and $10.59 per established boe. This attractive purchase has added new long life production and long term, low risk reserves with a large base of undeveloped lands. Our technical teams have already identified a healthy portfolio of over 40 drilling locations to add new production rapidly.

At March 31, 2003, our production was approximately 3,000 boe/d, a substantial 493% increase over Q1 2002 levels. Production in the Drumheller area is expected to increase significantly through the balance of the year as further wells are brought on-stream and additional facilities and pipeline capacity is utilized. The potential exists in the Drumheller area to develop and bring on stream up to 2,000 boe/d of new production prior to year end.

To compliment our Drumheller asset acquisition, our land department was successful in acquiring 9,600 net acres of new lands in the Drumheller area in the first quarter of 2003. As a result of this new land position, we have been able to add additional development and exploration targets to our attractives drilling inventory for future activities.

The Drumheller asset acquisition is an important asset for Canadian Superior with upside identified as follows:

o There are 12 potentially productive oil and gas zones between surface and 1,400 metres. The potential exists to add up to 2,000 boe/d of new production before taking into account the impact of implementing a full waterflood program in the Mannville "I" Pool.

o Reservoir zones have a gross pay thickness of up to 36 metres, with high porosity values, and are suitable for horizontal drilling.

o Past drilling has focused primarily on shallow zones, leaving significant deeper drilling opportunities relatively untouched. Deeper drilling opportunities are the focus of considerable attention by our exploration group.

o   A pilot waterflood project is continuing in a portion of the Mannville
    "I" Pool. Implementation of a full waterflood program in the Mannville "I" Pool is expected to significantly increase production and engineering estimates of recoverable oil reserves (between 1 and 4 million oil barrels of additional oil reserves).


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The Drumheller area asset acquisition has additional upside achievable through recompletions and facilities programs scheduled during the balance of this year. A significant amount of new activity is planned. We will be relying on our technical staff and the field staff joining us from El Paso to move forward rapidly with our Drumheller area programs. We are very pleased to welcome the experienced field staff from El Paso, and would like to thank everyone for their hard work and cooperation in achieving a smooth transition to Canadian Superior.

Under generally accepted accounting principles (GAAP), the Corporation may only recognize revenue from production acquisitions after the transactions are closed. Revenues accruing between the October 1, 2002 effective date and the March 20, 2003 closing date are considered to be adjustments to the purchase price. As a result, only Drumheller area production revenues for the last 10 days of March 2003 are included in the attached statement of earnings. Revenues accruing after the effective date have been applied to the purchase price and have formed a substantial portion of the $11.5 million purchase price closing adjustment. The pro forma financial information reflecting the Drumheller asset acquisition for the complete quarter ending March 31, 2003 are set out in the accompanying Note 5 to the Corporation's Financial Statements. The pro forma information summarizes the substantial first quarter revenue and cash flow impact of adding Drumheller area production to our financial result.

EAST LADYFERN

During the first quarter of 2003, Canadian Superior continued to develop its high impact natural gas play in the East Ladyfern area. The East Ladyfern play is located approximately 65 miles east of Fort St. John, British Columbia up dip from the Ladyfern main field. Canadian Superior has acquired a total of 22 contiguous sections of land in the East Ladyfern play area and has acquired proprietary seismic data necessary to establish four initial drilling locations. To date we have successfully completed the drilling and casing of two Slave Point gas wells jointly with our partner El Paso, who farmed-in and participated to earn 25%. East Ladyfern is a winter access only drilling area. The short drilling season this past winter did not provide us with the time required to complete and test our new well, however, based on preliminary results, we believe we have a new major Slave Point natural gas discovery on our East Ladyfern holdings with several additional locations to pursue. Our two new wells will be fully evaluated and tested at the start of the next winter drilling season. Planning is proceeding for a 3-D seismic program and the drilling of two additional wells in 2003, followed by a multi-well program to develop this newly discovered field. We have already submitted pipeline plans to government agencies for approval and expect to fully test the two existing wells, build facilities and pursue a multi-well drilling program starting after freeze up in late 2003.

LAND INVENTORY

We continued to expand our inventory of exploration acreage in Western Canada during the first quarter with the addition of 83,926 gross acres (68,823 net acres) of undeveloped lands. 74,326 gross acres (59,223 net acres) were added through the Drumheller acquisition with a further 9,600 gross acres (9,600 net acres) added through other land purchases. Our current undeveloped land position is approximately 182,171 gross acres (154,341 net acres) with an average working interest of approximately 85%. This large, high working interest land inventory forms a core building block that will support active drilling programs targeting new production and reserves growth. During the remainder of this year, we expect to pursue a balanced program of development and exploration in the Drumheller area coupled with high impact exploration in northern Alberta and British Columbia.

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COMMODITY RISK MANAGEMENT

During periods of high oil and gas prices, the Corporation believes that it is appropriate to establish price protection for a portion of current production in order to provide stakeholders with a secure portion of revenue stream for future periods. The Corporation has, therefore, elected to enter into certain commodity sales agreements and derivative financial instruments covering approximately 35% of current average daily production. All of the arrangements have been made in Canadian dollars so that the current increase in the Canadian dollar, relative to the U.S. dollar, has no effect on revenues to the Corporation that are subject to the arrangements.

EASTERN CANADA

EAST COAST (OFFSHORE NOVA SCOTIA)

MARINER & MARQUIS PROJECTS

Canadian Superior has significant joint venture agreements with subsidiaries of the El Paso Corporation ("El Paso") relating to the "Marquis" and the "Mariner" Projects. These projects are being pursued to establish anchor gas supply sources for the proposed El Paso U.S. $1.8 billion Blue Atlantic Pipeline and Offshore Gathering System that is to transport gas from Sable Island to New York City.

The overall effect of the joint venture agreements is that Canadian Superior is contributing exploration projects, and Canadian Superior and El Paso are pooling various financial and technical strengths and resources to develop production within a large, exciting oil and gas basin Offshore Nova Scotia. The initial joint venture agreements allowed El Paso to earn a 50% working interest in our 100% owned "Marquis Project" by joining Canadian Superior in the drilling of the "Marquis" L-35/L-35A well drilled in 2002. As part of the initial joint venture agreements, El Paso also agreed to jointly participate in acquiring detailed infill high-density seismic data on Canadian Superior's "Mariner Project" license. The "Mariner Project" is located approximately 8 kilometres northeast of Sable Island, Offshore Nova Scotia. The "Mariner Project" seismic acquisition was designed to assist in defining drilling locations, and was completed in late 2002. Interpretation of the detailed seismic survey data resulted in the definition of three large separate drillable Cretaceous structures on our "Mariner Project" lands. On April 16, 2003, we announced that the El Paso Corporation, through its Canadian subsidiary El Paso Oil and Gas Canada, Inc., had formally elected to farm-in and participate in the drilling and development of the "Mariner Project".

The first "Mariner Project" well location is approximately 150 metres structurally up-dip and directly on-trend with an existing well, Mobil Arcadia J-16, that has proven and probable reserves of approximately 250 bcfe of natural gas in place. In addition, the first location is on a large structure that is analogous to the proven Venture Gas Field. The first structure to be drilled is approximately 14 miles in length and is located approximately eight kilometres northwest of the Venture Gas Field that has approximately 1.6 tcf of natural gas reserves. Canadian Superior has retained the option of being carried for its entire share of the $45.0 million dry hole cost of the initial test well, and the $60 million completed well cost, to remain at a 25% working interest. By contributing up to 1/3 of drilling costs, Canadian Superior can retain up to a 50% working interest of the "Mariner Project" license.

To date, three separate drillable prospects have been mapped on the "Mariner Project" lands. The site of the first planned drilling location is on the southeast side of our license approximately 13 kilometres west of the Mobil Arcadia J-16 discovery and 8 kilometres northeast of the West Venture C-62 and Venture B-52 wells. Indicated closure in the first targeted structure exceeds 11,000 acres with the potential for in excess of 1 tcf of recoverable gas.


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On April 16, 2003, we announced that the permitting, engineering, procurement and other activities are all well underway for the first "Mariner Project" exploration well. Canadian Superior"s Halifax office team has secured all longer lead-time regulatory approvals such as the Environmental Assessment for Drilling, Canada-Nova Scotia Benefits Plan, and the Health, Safety & Environmental Management System. Upon receipt of a well license, we intend to immediately proceed with the first "Mariner Project" exploration well. This well will be located in shallow water depths of approximately 180 feet, has a target depth of 6,000 metres (19,685 feet), and it will be one of the deepest wells to be drilled in Canada in 2003.

In addition, between now and the end of this year, we intend to move forward further with El Paso on our aggressive East Coast exploration program with further development on our "Marquis Project". We are currently proceeding with a targeted high-resolution 3-D Seismic Survey on our "Marquis Project" lands in anticipation of a second "Marquis Project" exploration well. This seismic data will provide additional detailed geophysical data to tie to the measured well bore data obtained through the drilling of the 2002 "Marquis L-35/L-35A" exploration well. This new seismic data, and the "Marquis" L-35/L-35A well data, will establish optimal Abenaki Reef drilling locations up-dip from our 2002 "Marquis" L-35/L-35A well. The "Environmental Impact
Assessment: Proposed 3-D Seismic Survey in El 2401 and 2402 ("Marquis")" was prepared in the first quarter of 2003 and was filed with the Canada-Nova Scotia Offshore Petroleum Board ("CNSOPB") in April 2003. Environmental approval is expected to be obtained during the second quarter of 2003. Award of contracts for this work is expected to commence in the second quarter of 2003.

MAYFLOWER PROJECT

During the first quarter of 2003, Canadian Superior made significant progress in obtaining longer lead-time regulatory approvals necessary to position the "Mayflower Project" lands for commencement of exploration activities in 2003 and for potential drilling in 2004. Mapping to date indicates the presence of five sizeable prospects within the Mayflower Block. These prospects are all structural and are typically formed by mobile salt tectonics. Prospect sizes range from 50 to 200 square kilometres in size and are located in 1,300 to 2,500 meter water depths. Reservoir targets for these prospects are Tertiary and Cretaceous age turbidite sands. These turbidite sands are deposited in mini-basins, which flank large salt induced structures. Evidence on seismic suggests contemporaneous salt movement with deposition of very extensive deepwater fan systems. Ponding and stacking of these fans occurs within these mini-basins. This stacking of sands will provide for multiple reservoir targets on the flanks of the large salt features. Similar structures offshore West Africa and in the Gulf of Mexico have resulted in several hundred million barrel discoveries.

In February 2003, approval was received from the CNSOPB for the "Canadian Superior Energy Inc., "Mayflower Project", Canada-Nova Scotia Benefits Plan", filed in November 2002. The "Environmental Assessment of Exploration Drilling - "Mayflower" License (EL 2406)" was prepared and filed with the CNSOPB in December 2002. Comments received on the environmental assessment from the CNSOPB in March 2003 have been addressed and full environmental approval is expected during the second quarter of 2003.

The "Mayflower Project" has taken on added attention from us as a result of the recently drilled Marathon "Annapolis 8-43" well which has proved the presence of mature gas prone source rock which significantly improves the risk profile for prospects in the deepwater given that source rock presence, type, and maturity are the most difficult parameters to quantify in most frontier basins.

The Corporation is currently working to secure a joint venture partner for the deep water "Mayflower" block. The "Mayflower" joint venture partnership is being structured on terms similar to past joint ventures and should result in the release to us of up to $10.3 million in secured term deposits currently assigned to the "Mayflower" block. These funds will be freed-up and used for other corporate purposes.

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NEAR TERM OBJECTIVES AND OUTLOOK

During the remainder of 2003, we intend to focus our efforts on five key corporate objectives:

1. Continue to grow Western Canadian cash flow and production base focusing on the Drumheller acquisition and high impact Western Canadian plays.

2.   Maintain a strong balance sheet.

3. Target exit rate for 2003 production of 5,000 boe/d of oil, NGLs, and natural gas.

4. Continue with further drilling and development of `world-class' "Mariner", "Marquis" and "Mayflower" East Coast projects to deliver home runs for shareholders.

5. Further expand underlying value for shareholders through the drill bit and by strategic acquisitions.

We look forward to achieving these objectives and we wish to thank our shareholders for their continued strong support. We are confident that our focused strategy will reward shareholders handsomely during the months to come.

Respectfully submitted by the Management, Staff and Directors of Canadian Superior Energy Inc.

/s/ Greg S. Noval
-----------------
Greg S. Noval
President & CEO
May 30, 2003


                                  [PICTURE]


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The first quarter of 2003 was highlighted by the closing of the Drumheller property acquisition on March 20, 2003. This strategic acquisition provides Canadian Superior with a significant, stable core operating base and dramatically increases the Corporations's production and cash flow. The Drumheller transaction had an unadjusted purchase price of approximately $65.0 million and an effective date of October 1, 2002. In accordance with Canadian generally accepted accounting principles, the properties net cash flows from the effective date to the date of closing (of approximately $11.5 million) were treated as purchase price adjustments and deducted from the gross acquisition costs. This resulted in the Corporation recording net acquisition costs of approximately $53.5 million. Only revenues, expenses and production volumes related to production volumes of the property from March 21, 2003 forward were recorded on the statement of earnings of the Corporation. Selected financial and operational highlights, pro forma the Drumheller acquisition occurring at January 1, 2003, are included in Note 5 to the financial statements.

Oil and gas revenues for the three months ended March 31, 2003 rose significantly to $4,001,000, an increase of 379 percent over the $835,000 posted in the first quarter of 2002 as a result of higher production and commodity prices. Gas production for the first quarter of 2003 averaged 4.8 mmcf/d, up 78 percent from the 2.7 mmcf/d reported in the first quarter of 2002. The Corporation averaged $8.09 per mcf in 2003, which is up 117 percent from the $3.72 per mcf realized in the first quarter of 2002. Oil and NGL production averaged 122 bbl/d in 2003 up 130 percent from 53 bbl/d in the first three months of 2002. Liquids prices averaged $42.82 per bbl in the first quarter of 2003 compared to $23.38 per bbl in the first quarter of 2002. Canadian Superior sold all of its production into the spot market for both periods.

Royalties increased to $855,000 for the first quarter of 2003 from $254,000 in 2002 reflecting the increased production and corresponding revenues. Royalties averaged 21 percent of revenue in the first quarter of 2003. Production and operating expenses of $724,000 for the first three months of 2003 have increased from $334,000 during the same period of 2002, reflecting the 85 percent increase in boe production year over year. General and administrative expenses increased to $1,673,000 in the first quarter of 2003, up from $549,000 in the same period of 2003. The increase results primarily from a one time contractual payment due to an officer and director of the Corporation under an agreement entered into in 2000.

Depletion and amortization expenses totaled $1,208,000 for the first three months of 2003, compared to $366,000 recorded in the same period of 2002. The increase is due to higher 2003 production coupled with a smaller proven reserve base prior to the Drumheller acquisition closing in late March 2003.

The Corporation incurred $165,000 of interest expenses in 2003, as it utilized its production loan facility. Canadian Superior earned $110,000 in interest on deposits during the period. During the first quarter of 2003 the Corporation accrued $36,000 of current taxes in respect of the Federal Large Corporations Tax and recorded a future income tax recovery of $54,000 relating to its $570,000 loss during the period.

Cash flow from operations totaled $658,000, or $0.01 per share, during the first three months of 2003, up $855,000 from the same period in 2002.


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Capital expenditures totaled $58.8 million in the first quarter of 2003, including $53.5 million relating to the Drumheller acquisition. Approximately $3.9 million was spent on drilling and completion activities primarily relating to the Corporation's two East Ladyfern wells, $0.6 million on facilities and $0.8 million on land and seismic.

The first quarter capital expenditures were funded by the issue of $32.8 million of shares, net of costs, revolving production loan increases of $21.7 million, a note payable advance of $1.5 million, the release of $0.8 million of term deposits resulting from East Coast work commitments being performed, $0.7 million in cash flow and $1.3 million in working capital changes.

In conjunction with the Drumheller acquisition, the Corporation entered into certain commodity sales agreements and derivative financial instruments. The Corporation entered a fixed price contract for 3,000 gj/d of natural gas sales at $6.46/gj (AECO) for the term of April 1 to December 31, 2003. Additionally, a put option was purchased establishing a $6.50/gj (AECO) "floor price" on 2,000 gj/d for the same term. A fixed price oil contract covering 275 b/d for the term of June 1, 2003 to May 31, 2004 at a price of $35.75 CDN was also entered into.

During the quarter ended March 31, 2003, the Corporation raised $35.0 million (gross) in equity. On February 25, 2003, the Corporation closed a bought deal financing for total gross proceeds of $21.4 million comprised of 13.4 million common shares priced at $1.60 per share. On March 20, 2003, the Corporation issued 9.0 million common shares for gross proceeds of $13.6 million, relating to a best efforts unit offering. Each $1.50 unit consisted of one common share and one-half purchase warrant. Each whole warrant entitles the holder to purchase a common share, for a period of twelve months from the closing date, at a price of $2.00 per common share.

At March 31, 2003 the Corporation had a $28.0 million demand revolving production loan facility with a Canadian chartered bank of which it had drawn $26.8 million. The facility bears interest at prime plus 0.75% on the first $22.5 million and prime plus 1.0% on the excess. The facility is secured by a $50 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility is reviewed on an annual basis, with the next review scheduled for June 30, 2003.

At March 31, 2003 the Corporation had a working capital deficiency of approximately $1.7 million, and available room on its production loan facility of $1.2 million.

The Corporation's remaining 2003 exploration and development expenditures are expected to be primarily funded from operating cash flow. If additional cash is required to fund the planned 2003 capital program, it may come from equity financing or potential releases of the secured term deposits as additional work expenditures are completed or joint venture arrangements are established. The Corporation may also elect to farm-out other portions of its offshore Nova Scotia acreage, or enter into other arrangements with third parties, thereby reducing capital required from the Corporation to fund these prospects. The Corporation is currently working to secure a joint venture partner for its deepwater "Mayflower" block which, if successful, will release up to $10.3 million in secured term deposits assigned to this block.


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
                                                      MARCH 31     December 31
                                                          2003            2002
(IN THOUSANDS)                                     (unaudited)       (audited)
                                                   -----------     -----------
ASSETS
Current assets
     Accounts receivable                           $     3,157           4,254
     Prepaid expenses                                    1,908           1,724
                                                   -----------     -----------
                                                         5,065           5,978
Term deposits                                           11,227          12,032
Oil and gas assets                                      89,528          31,946
                                                   -----------     -----------
                                                   $   105,820          49,946
                                                   -----------     -----------
                                                   -----------     -----------

LIABILITIES
Current liabilites
     Accounts payable and accrued liabilities      $     6,784           6,312
     Revolving production loan                          26,800           5,150
                                                   -----------     -----------
                                                        33,584          11,462
Note payable                                             1,500              --
Provision for future site restoration                      467             411
Future income taxes                                      4,177           5,213
                                                   -----------     -----------
                                                        39,728          17,086
                                                   -----------     -----------

SHAREHOLDERS' EQUITY
Share capital                                           83,701          49,927
Deficit                                                (17,609)        (17,057)
                                                   -----------     -----------
                                                        66,092          32,870

                                                   $   105,820          49,956
                                                   -----------     -----------
                                                   -----------     -----------

Weighted average shares outstanding                     71,211          54,730
                                                   -----------     -----------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


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o STATEMENT OF EARNINGS AND RETAINED EARNINGS (DEFICIT)
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

(UNAUDITED)
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                                      Three Months Ended
                                                            March 31
                                                         2003            2002
                                                  -----------     -----------
Revenue
     Oil and gas                                  $     4,001             835
     Royalties, net of royalty tax credit                (855)           (254)
                                                  -----------     -----------
                                                        3,146             581
                                                  -----------     -----------

Expenses
     General and administrative                         1,673             549
     Production and operating                             724             334
     Interest                                             165              --
     Depletion and amortization                         1,208             366
     Future site restoration                               56              15
                                                  -----------     -----------
                                                        3,826           1,264
                                                  -----------     -----------
Loss from operations                                     (680)           (683)


Income taxes
     Current                                               36              36
     Future (reduction)                                   (54)           (228)
                                                  -----------     -----------
                                                          (18)           (192)
                                                  -----------     -----------

Loss                                                     (552)           (351)
Retained earnings (deficit), beginning of period      (17,057)         11,116

                                                  -----------     -----------
Retained earnings (deficit), end of period        $   (17,609)         10,765
                                                  -----------     -----------
Loss per share                                    $     (0.01)    $     (0.01)
                                                  -----------     -----------
Diluted loss per share                            $     (0.01)    $     (0.01)
                                                  -----------     -----------


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

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

                2 0 0 3  F I R S T  Q U A R T E R  R E P O R T

o STATEMENT OF CASH FLOWS
------------------------------------------------------------------------------
(UNAUDITED)
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                           Three Months Ended
                                                                 March 31
                                                           2003           2002
                                                      ------------------------
Cash provided (used in):
OPERATIONS
     Loss                                               $    (552)        (351)
     Items not involving cash for operations
          Depletion and amortization                        1,208          366
          Future site restoration                              56           15
          Future income taxes (reduction)                     (54)        (228)
                                                        ----------------------
          Cash flow from operations                           658         (198)

     Net change in non-cash working capital                 1,385       13,914
                                                        ----------------------
                                                            2,043       13,716
                                                        ----------------------
FINANCING
     Issue of shares, net of costs                         32,792           64
     Note payable advance                                   1,500           --
     Redemption of term deposit                               805           --
     Revolving production loan advances                    21,650           --
                                                        ----------------------
                                                           56,747           64
                                                        ----------------------
INVESTING
     Purchase of capital assets                           (58,790)     (19,970)
                                                        ----------------------
Increase (decrease) in cash and short term investments         --       (6,190)
Cash and short-term investments, at beginning of year          --        8,190
                                                        ----------------------
Cash and short-term investments, end of year            $      --        2,000
                                                        ----------------------
                                                        ----------------------
Cash flow from operations per share                     $    0.01     $   0.00
                                                        ----------------------
Diluted cash flow from operations per share             $    0.01     $   0.00
                                                        ----------------------


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

            C A N A D I A N  S U P E R I O R  E N E R G Y  I N C .

                2 0 0 3  F I R S T  Q U A R T E R  R E P O R T

o NOTES TO FINANCIAL STATEMENTS
  (Tabular amounts in thousands except per share amounts)
------------------------------------------------------------------------------

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2002. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2002.

NOTE 2: REVOLVING PRODUCTION LOAN

At March 31, 2003 the Corporation had a $28.0 million demand revolving production loan facility ("the facility") with a Canadian chartered bank of which it had drawn $26.8 million. The facility bears interest prime plus 0.75% on the first $22.5 million of the facility and prime plus 1.0% on the excess. The facility is secured by a $50 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility is reviewed on an annual basis, with the next review scheduled for June 30, 2003.

NOTE 3: SHARE CAPITAL

a)   Issued
     The Corporation's authorized share capital consisted of an unlimited number of shares and preferred shares. The voting common shares issued are:

                                                               NUMBER          AMOUNT
                                                          --------------------------------
Balance as at December 31, 2002                                65,032         $49,927
     Issued for cash                                           22,440          35,000
     Issued upon exercise of stock options                        155             125
     Issue costs, net of future tax reduction of $982              --          (1,351)
                                                          --------------------------------
Balance as at March 31, 2003                                   87,627         $83,701
                                                          --------------------------------
                                                          --------------------------------

b) On February 25, 2003, the Corporation closed a bought deal financing for total gross proceeds of $21.4 million comprised of 13.4 million common shares at $1.60 per share, including an over allotment allocation of 0.9 million shares.

c) On March 20, 2003, the Corporation issued 9.0 million common shares for gross proceeds of $13.6 million, relating to a best efforts unit offering. Each $1.50 unit consists of one common share and one-half purchase warrant. Each whole warrant entitles the holder to purchase a common share for a period of twelve months from the closing date at a price of $2.00 per common share.

d)   Stock Based Compensation
     Stock Options

                                                MARCH 31, 2003           December 31, 2002
                                  -------------------------------------------------------------
                                                      WEIGHTED                    Weighted
                                           NUMBER      AVERAGE         Number      Average
                                       OF OPTIONS        PRICE     of Options        Price
                                  -------------------------------------------------------------
     Balance, beginning of year             5,841        $1.12          4,020        $0.92
          Forfeited                           (75)        1.50           (356)        1.14
          Exercised                          (155)        0.80           (517)        0.95
          Granted                             205         1.35          2,694         1.39
                                  -------------------------------------------------------------
     Balance, end of period                 5,816        $1.13          5,841        $1.12
                                  -------------------------------------------------------------
                                  -------------------------------------------------------------

            C A N A D I A N  S U P E R I O R  E N E R G Y  I N C .

                2 0 0 3  F I R S T  Q U A R T E R  R E P O R T

o NOTES TO FINANCIAL STATEMENTS
  (Tabular amounts in thousands except per share amounts)
------------------------------------------------------------------------------

The Corporation uses the intrinsic value method to account for its stock-based compensation plans. Under this method, no compensation costs are recorded in the financial statements for stock options granted to employees and directors. If the fair value method had been used, the Corporation's stock-based compensation costs and pro forma net earnings would be as follows:


                                                  THREE MONTHS ENDED
($000's, except per share)                          MARCH 31, 2003
                                                  ------------------
   Compensation Costs                                      86
   Loss
      As reported                                        (552)
      Pro forma                                          (638)


The pro forma loss per common share, both basic and diluted, would not change from reported amounts.
The Black-Scholes option pricing model, with the following weighted average assumptions, is used to estimate the fair value of options on the date of the grant:


                                                  THREE MONTHS ENDED
                                                    MARCH 31, 2003
                                                  ------------------
Risk free interest rate (%)                               4.0
Expected lives (years)                                   10.0
Expected volatility (%)                                    38
Dividend per share                                       0.00


NOTE 4: RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2003, the Corporation paid $93,000 at normal commercial terms for aircraft rentals to a company controlled by an officer and director of the Corporation. At December 31, 2002, accounts receivable includes amounts totaling $1,035,000 for advances to the company. In January 2003 the officer and director assigned to the company his right to receive a $1.1 million payment from the Corporation which became payable to him under an executive employment contract with the Corporation dated July 1, 2000. The Corporation and the related company agreed to set off amounts owed to each other, such that all obligations from the related company to the Corporation were extinguished.

At December 31, 2002 accounts receivable included $137,500 for shares purchased by employees. These amounts were repaid in January 2003.

The note payable at March 31, 2003 includes $1.5 million owing to a company controlled by an officer and director of the Corporation. The amount bears interest at commercial terms and is to be secured by certain assets of the Corporation.

NOTE 5: DRUMHELLER ACQUISITION

The acquisition of the Drumheller property closed on March 20, 2003 with an effective date of October 1, 2002. In accordance with Canadian generally accepted accounting principles, the properties net cash flows from the effective date to the date of closing were treated as purchase price adjustments and deducted from the gross acquisition costs. Only revenues and expenses relating to the production volumes of the property from March 21, 2003 forward were recorded on the statement of earnings of the Corporation.

            C A N A D I A N  S U P E R I O R  E N E R G Y  I N C .

                2 0 0 3  F I R S T  Q U A R T E R  R E P O R T

o NOTES TO FINANCIAL STATEMENTS
  (Tabular amounts in thousands except per share amounts)
------------------------------------------------------------------------------


Selected financial and operational highlights proforma the Drumheller acquisition occurring at January 1, 2003 are as follows:


                                                                     THREE MONTHS ENDED MARCH 31, 2003
                                                                                  PRO FORMA DRUMHELLER
                                                                                       ACQUISITION
                                                            As reported(1)           JANUARY 1, 2003
                                                         --------------------     --------------------
Financial
     Revenue                                                    4,001                     13,302
     Royalties                                                    855                      2,955
     Production and operating expenses                            724                      1,754
     Cash flow from operations                                    658                      6,829

Production
     Natural Gas (mcf/d)                                        4,846                     13,924
     Oil and NGLs (bbl/d)                                         122                        721
     Boe/d (6:1)                                                  930                      3,042


(1) Includes March 21 to 31, 2003 of Drumheller operations.


                                  [PICTURE]

            C A N A D I A N  S U P E R I O R  E N E R G Y  I N C .

CORPORATE INFORMATION

DIRECTORS
Greg Noval, B.Comm., B.A. (Econ.), LLB
     PRESIDENT & CHIEF EXECUTIVE OFFICER
Robert Pilling, B.Comm., C.G.A.
     VICE PRESIDENT
Leigh Bilton
     DIRECTOR
Dale G. Blue, B.A.
     DIRECTOR
Charles Dallas
     DIRECTOR
T.J. (Jake) Harp, B.Sc. Pet. Eng., P.Geoph,
     DIRECTOR
Fred Purich
     DIRECTOR
J. Ronald Woods, B.Comm., C.F.A.
     DIRECTOR

INDEPENDENT ENGINEERS
Gilbert Laustsen Jung Associates Ltd
     CALGARY, ALBERTA
Chapman Petroleum Engineering Ltd
     CALGARY, ALBERTA
McDaniel & Associates Consultants Ltd
     CALGARY, ALBERTA

REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
     CALGARY, ALBERTA & TORONTO, ONTARIO

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
American Stock Exchange
Trading Symbol: SNG

OFFICERS AND SENIOR MANAGEMENT
Greg Noval, B.Comm., B.A. (Econ.), LLB
     PRESIDENT & CHIEF EXECUTIVE OFFICER
Robert Pilling, B.Comm., C.G.A.
     VICE PRESIDENT
Jason Bednar, B. Comm., C.A.
     CONTROLLER
Leigh Bilton
     MANAGER, FIELD OPERATIONS
Michael E. Coolen, P.Eng.
     DIRECTOR, EAST COAST OPERATIONS
Gerold Fong, B.Sc., Geophysics
     EXPLORATION MANAGER
Mark Gillis, P.Eng.
     MANAGER, EAST COAST DRILLING
Daniel C. MacDonald B.A., Business Admin. (Finance)
     LAND MANAGER


SOLICITORS
McCarthy Tetrault LLP
     CALGARY, ALBERTA
Burchell Green Hayman Parish
     HALIFAX, NOVA SCOTIA

AUDITORS
KPMG LLP
     CALGARY, ALBERTA

BANK
Alberta Treasury Branch
     CALGARY, ALBERTA


                                     [LOGO]

                                  HEAD OFFICE
          Suite 3300, 400 - 3rd Avenue S.W. Calgary, Alberta Canada T2P 4H2
                    Tel: (403)294-1411 Fax: (403) 216-2374

                               EAST COAST OFFICE
                             Purdy's Wharf Tower 1,
   Suite 704, 1959 Upper Water Street, Halifax, Nova Scotia Canada B3J 3N2
                    Tel: (902)474-3969 Fax: (902)474-3958

                                 www.cansup.com